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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUL -5 AM 10:21

Santos

02042364

SUPPL

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Date: Thu 04 Jul 2002 03:20:27 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report - w/e 07 July 2002

Number of pages (incl. cover sheet): 2

dlw 7/5

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 4th July 2002

Wildcat Exploration Well

NO WILDCAT EXLPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries: Dr Graeme Bethune
General Manager Business Development
Ph: 08 8218 5157
Fax: 08 8218 5970

During the week ending 4th July 2002 Santos Limited also participated in 2 appraisal wells and 11 development wells.
A complete list of Santos' drilling activity is available from www.santos.com